[redacted]

08030346

8-42013 AB 3/13

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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BEST AVAILABLE COPY

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: G.W. & WADE ASSET MANAGEMENT COMPANY, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

93 WORCESTER STREET
(No. and Street)

WELLESLEY (City) MA (State) 02481-3609 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

TIMOTHY PINCH 781-239-1188
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DAVID J. CLEARY, CPA, MST
(Name - *if individual, state last, first, middle name*)

TWO CABOT PLACE (Address) STOUGHTON (City) MA (State) 02072 (Zip Code)

PROCESSED
MAR 20 2008
THOMSON FINANCIAL

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 29 2008
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/19

OATH OR AFFIRMATION

I, TIMOTHY PINCH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of G.W. & WADE ASSET MANAGEMENT COMPANY, LLC, as of DECEMBER 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

SECRETARY

Title

Carol W. Cassoli

Notary Public My commission expires NOV. 8, 2013

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GW & WADE
ASSET MANAGEMENT COMPANY, LLC

AUDITED FINANCIAL STATEMENT
AND ADDITIONAL INFORMATION

FOR THE YEARS ENDED
DECEMBER 31, 2007

DJC

DAVID J. CLEARY, CPA, MST

TWO CABOT PLACE, STOUGHTON, MA 02072
(781) 341-4100 • FAX (781) 344-5032

INDEPENDENT AUDITOR'S REPORT

To the Member
GW & Wade Asset Management Company, LLC
Wellesley, Massachusetts

I have audited the accompanying statement of financial condition of GW & Wade Asset Management Company, LLC (the Company) as of December 31, 2007 and the related statements of income, member equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards required that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GW & Wade Asset Management Company, LLC as of December 31, 2007, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion of the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934.

Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

David J. Cleary

February 15, 2008

GW & WADE ASSET MANAGEMENT COMPANY, LLC

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2007

ASSETS

CURRENT ASSETS:	
Cash	$ 19,576
Receivable from clearing broker	460,432
Commissions receivable	708,279
Investment in United States Treasury Bill: due August 2008	101,989
Prepaid expenses	40,959
Due from member	1,985,196
TOTAL CURRENT ASSETS	$ 3,316,431
OTHER ASSETS:	
Goodwill	18,509,601
Intangible assets - net of amortization	9,846,582
TOTAL OTHER ASSETS	28,356,183
TOTAL ASSETS	$31,672,614

LIABILITIES AND MEMBER EQUITY

CURRENT LIABILITIES:	
Accounts Payable	$ 73,595
Unearned revenue	1,800
TOTAL CURRENT LIABILITIES	75,395
MEMBER EQUITY	31,597,219
TOTAL LIABILITIES AND MEMBER EQUITY	$ 31,672,614

The Accompanying Notes are an Integral Part of these Financial Statements

GW & WADE ASSET MANAGEMENT COMPANY, LLC

STATEMENT OF INCOME

FOR THE YEAR DECEMBER 31, 2007

REVENUE - COMMISSIONS (note 4)	$6,521,940
EXPENSES:	
Clearing and execution expenses	512,606
Management fee	531,185
Administrative fee-affiliate (note 8)	720,000
Amortization	266,776
Registration fees	18,755
Loss due to error transactions (note 9)	17,119
Professional fees	15,607
Software expense	14,284
Other operating expenses	10,750
Total expenses	2,107,082
OTHER INCOME:	
Interest Income	31,597
Dividend income	48,913
Total other income	80,510
NET INCOME	$4,495,368

The Accompanying Notes are an Integral Part of these Financial Statements

GW & WADE ASSET MANAGEMENT COMPANY, LLC

STATEMENT OF MEMBER EQUITY

DECEMBER 31, 2007

	COMMON STOCK	RETAINED EARNINGS	TREASURY STOCK	TOTAL MEMBERS EQUITY
BALANCE AT DECEMBER 31, 2006	$ 25,000	$ 1,117,211	$ (6,446)	$ 1,135,765
CONVERSION TO LLC	(25,000)	(1,117,211)	6,446	(1,135,765)
MEMBER CONTRIBUTION	--	--	--	29,759,173
NET INCOME	--	--	--	4,495,368
DISTRIBUTION TO STOCKHOLDER	--	--	--	(2,657,322)
BALANCE AT DECEMBER 31, 2007	-0-	-0-	-0-	$31,597,219

The Accompanying Notes are an Integral Part of these Financial Statements

GW & WADE ASSET MANAGEMENT COMPANY, LLC

STATEMENT OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$4,495,368
Adjustments to reconcile net income to net cash provided by operating activities:	
Amortization	266,776
Discount accreted on US Treasury Bill	(1,496)
(Increase)Decrease in receivable from clearing broker	(119,129)
(Increase)in commission receivable	(174,553)
(Increase) in prepaid expenses	(40,959)
(Increase) in due from member	(1,985,196)
Increase in Accounts payable	73,595
Increase in unearned income	2,249
Net Cash Provided by Operating Activities	2,516,655
CASH FLOWS FROM INVESTING ACTIVITIES:	
Maturity of United States Treasury Bills	100,000
Purchase of United States Treasury Bills	(99,860)
Net Cash (Used) by Investing Activities	140
CASH FLOWS FROM FINANCING ACTIVITIES:	
Distribution to stockholders	(2,657,322)
Net Cash Provided by Financing Activities	(2,657,322)
NET DECREASE IN CASH	(140,527)
CASH - BEGINNING OF YEAR	160,103
CASH - END OF YEAR	$ 19,576
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:	
Cash paid during the year for:	
Interest	$ --

The Accompanying Notes are an Integral Part of these Financial Statements

GW & WADE ASSET MANAGEMENT COMPANY, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2007

NOTE 1 - NATURE OF BUSINESS

GW & Wade Asset Management Company, LLC (the "Company") is registered under the Securities Exchange Act of 1934 as a broker/dealer providing securities brokerage, placement and underwriting services. The Company utilizes a clearing/carrying broker to execute brokerage transactions and perform custodial functions relating to customer securities.

NOTE 2 - CONVERSION

GW & Wade Asset Management Company, Inc., a Massachusetts business corporation converted to a Delaware limited liability company. As of the effective date of September 13, 2007 the company shall be known as GW & Wade Asset Management Company, LLC.

NOTE 3 - ACQUISITION

On September 17, 2007 all of the membership interests of GW & Wade Asset Management Company, LLC were acquired by Focus Financial Partners, LLC, a Delaware limited liability company.

NOTE 4 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Commissions - The Company recognizes revenue and expenses relating to securities transactions on a settlement date basis, which approximates trade date basis.

Income Taxes - No provision for income taxes has been made, since the member of the Company is also a limited liability company and the taxable income or loss of the company is recognized by the owners of the limited liability company.

Cash - Cash represents cash in checking and money market accounts.

NOTE 5 - GOODWILL

Goodwill represents the excess of the purchase price over fair value of tangible and identifiable intangible net assets acquired through the acquistion. There were no changes in the carrying amount of goodwill during the year ended December 31, 2007.

NOTE 6 - INTANGIBLE ASSETS

Intangible assets consist of customer lists and management contract acquired through the acquisition. They are being amortized over 20 and 10 years respectively. The original cost was $10,113,358 with amortization expense of $266,766 for the year ended December 31, 2007.

NOTE 7 - NET CAPITAL

GW & Wade Asset Management Company, LLC., as a registered broker/dealer, is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities and Exchange Act of 1934. Under the computation provided by the Uniform Net Capital Rule, the Company is required to maintain "net capital" equal to the greater of $5,000 or 6 2/3% of "aggregate indebtedness" as the terms are defined in the Rule. The Company had a net capital requirement of $5,026 for December 31, 2007, whereas its actual net capital was $100,455. The rule also provides that an aggregate indebtedness to net capital ratio of no greater than 15 to 1 be maintained. The Company's net capital ratio amounted to .75 to 1 of December 31, 2007.

NOTE 8 - RELATED PARTY TRANSACTIONS

The Company acts as a broker in security transactions for an affiliate and sells investments brokered by its affiliate. All commission revenue is derived from transactions initiated by the affiliated company.

All accounting, clerical and other management services are shared with and paid by the affiliated company. During 2007 the Company paid the affiliated company administrative fees for these services amounting to $720,000.

NOTE 9 - LOSS DUE TO ERROR TRANSACTIONS

Error transaction losses result from the change in a securities market value from the date the Company enters into a transaction to the ultimate execution date of a transaction, or from the cancellation of a transaction.

SUPPLEMENTARY INFORMATION

GW & WADE ASSET MANAGEMENT COMPANY, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2007

Net worth:	
Member equity	$31,597,219
Total Net Worth	31,597,219
Deduct non-allowable asset:	
Commissions receivable under Rule 12b-1	(1,108,307)
Prepaid expenses	(40,959)
Due from member	(1,985,196)
Intangible assets	(28,356,183)
Net Capital before haircuts on securities positions	106,574
Haircuts on securities-money market accts.	(1,119)
Excess Fidelity bond deductible	(5,000)
Net Capital	$ 100,455
Aggregate Indebtedness:	
Items included in statement of financial condition:	
Accounts payable	$ 73,595
Unearned revenue	1,800
Total Aggregate Indebtedness	$ 75,395
Net Capital	$ 100,455
Minimum net capital requirements to be maintained (Note 7)	(5,026)
Excess net capital	$ 95,429
Ratio of aggregate indebtedness to Net Capital	.75 to 1

The independent auditor's report should be read with this supplementary schedule

SCHEDULE II

GW & WADE ASSET MANAGEMENT COMPANY, LLC

RECONCILIATION OF AUDITED COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 TO UNAUDITED FOCUS REPORT PART IIA

DECEMBER 31, 2007

Aggregate indebtedness (A.I.) per Unaudited revised FOCUS Report	$ 75,395
Aggregate indebtedness per audit report	$ 75,395
Net worth per unaudited revised FOCUS Report	$ 31,597,219
Net worth per audit report	31,597,219
Commissions receivable under Rule 12b-1	(1,108,307)
Prepaid expenses	(40,959)
Due from member	(1,985,196)
Intangible assets	(28,356,183)
Haircuts on securities	(1,119)
Excess Fidelity bond deductible	(5,000)
Net capital per above	$ 100,455

The independent auditor's report should be read with this supplementary schedule

DJC

DAVID J. CLEARY, CPA, MST

TWO CABOT PLACE, STOUGHTON, MA 02072
(781) 341-4100 • FAX (781) 344-5032

To the Member
GW & Wade Asset Management Company, LLC
Wellesley, Massachusetts

In planning and performing my audit of the financial statements and supplemental schedules of GW & Wade Asset Management Co., LLC (the Company), as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, I considered the Company's internal control over financial reporting(internal control) as a basis for designing my auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC) I have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and determining compliance with the exemptive provisions fo rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment of securities of Section 8 Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in the internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

David J Cleary

February 15, 2008

END